FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of: October 2003	Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

112 Fourth Avenue S.W.
P.O. Box 38
Calgary, Alberta
Canada, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

Based on their evaluation as of the end of the period covered by this report, the Registrant’s Chief Executive Officer and Chief Financial Officer had concluded that the Registrant’s disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act) are effective to ensure that, information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.            Changes in Internal Controls

As of the end of the period covered by this report, there were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

However, as recommended by the Securities and Exchange Commission, the Registrant will continue to periodically evaluate its disclosure controls and procedures and internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: October 31, 2003	By:	/s/	JANICE B. ODEGAARD
JANICE B. ODEGAARD
Vice President, Associate
General Counsel and
Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release including Fourth Quarter 2003 Outlook

2	Interim Management’s Discussion and Analysis for the third fiscal quarter ended September 30, 2003

3	Interim Unaudited Financial Statements of Suncor Energy Inc. for the third fiscal quarter ended September 30, 2003

4	Certificate of the President and Chief Executive Officer Pursuant to Exchange Act Rule 13a-14 or Rule 15d-14, as enacted Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

5

Certificate of the Senior Vice President and Chief Financial Officer Pursuant to Exchange Act Rule 13a-14 or Rule 15d-14, as enacted Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 given by the Senior Vice President and Chief Financial Officer

6	Certificate of the President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7	Certificate of the Senior Vice President and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002